UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: July 31, 2021

FAST CASUAL CONCEPTS INC

(Exact Name of Registrant as Specified in its Charter)

Wyoming	834100110
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

141 Amsterdam Rd.,

Grove City, PA 16127

(Address of Principal Executive Offices)

801-871-5225

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Fast Casual Concepts Inc. as of July, 31 2021.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking Statements

Statements made in this Quarterly Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Results of Operations

For The Six Months Ended June 30, 2021 Compared to The Six Months Ended June 30, 2020

Revenues

We had $730,994 in revenues from food and beverage sales at our three stores during the six months ended June 30, 2021, compared to 412,336 during the six months ended June 30, 2020. The $318,658, or 77% increase, is mainly due to the opening of a new location in December 2020 as well as the increased sales from brand recognition and general economic recovery.

Operating Expenses

Operating expenses were $938,213 and $599,959 for the six months ended June 30, 2021 and June 30, 2020, respectively. The $338,254, or 56%, increase in operating expenses is mainly due to a $168,722, or 85%, increase in cost of sales, which was $366,988 for the six months ended June 30, 2021 compared to $198,266 for the six months ended June 30, 2020. Cost of sales consists of food, beverage and service supplies used in our four operating stores. The increase in cost of sales is a result of the opening of a fourth store in December 2020 and increasing sales as discussed above.

Facility expenses increased $26,573, to $58,163 in the six months ended June 30, 2021 compared to $31,590 during the six months ended June 30, 2020. The increase is due to the entry into four leases for our four currently operating stores, including the addition of the fourth store in December 2020.

Compensation expense and general and administrative expenses increased by $68,094 in the six months ended June 30, 2021 to $389,416, compared to $321,322 during the six months ended June 30, 2020. The increase is directly related to the increasing personnel and operations and administrative expense requirements of the four operating stores.

Depreciation and amortization expense was $123,646 and $48,781 during the six months ended June 30, 2021 and 2020, respectively, a $74,865, or 153%, increase. The increase is mainly due to placing new stores and equipment into service during the periods..

Loss from Operations

We incurred losses from operations of $207,219 and $187,623 during the six months ended June 30, 2021 and 2020, respectively. The $19,596 increase is mainly due to the increases in operating expenses, as offset by increasing revenues, as discussed above.

Other Income and Expenses

We incurred total other income of $38,384 and $2,600 during the six months ended June 30, 2021 and 2020, respectively. The $35,784 increase is mainly due to $78,551 increase in forgiven government grants and loans totaling $88,551 in the 2021 period, compared to $10,000 during the six months ended June 30, 2020. The increase in other income was partially offset by a $42,767 increase in interest expense related to notes payable and related part notes.

Net Loss

Net loss totaled $168,835 and $187,623 for the six months ended June 30, 2021 and 2020, respectively. The increase in net loss is mainly due to increased operations and operating expenses totaling $938,213, as offset by $730,994 in revenue and $38,384 in other income in 2021, compared to $599,959 in operating expenses, $412,336 in revenue and $2,600 in other income in 2020.

Liquidity

Current assets at June 30, 2021 totaled $29,115 and was composed of $582 in cash, $5,712 in accounts receivable, $147 in prepaid expenses and $22,674 in inventory, as compared to current assets of $51,208 consisting of prepaid expenses of $20,786 and inventory of $30,422 at December 31, 2020.

During the six months ended June 30, 2020, our operating activities provided net cash of $15,484, compared to $65,335 in net cash used in operations in the comparable 2020 period. The increase of $80,819 in cash provided in operations is mainly due to the $58,037 net decrease in assets, a $16,188 decrease in net loss and a $9,303 net change in non-cash operating activities, partially offset by a $2,709 decrease in net liabilities.

Cash used in investing activities was $84,919 and $32,811 during the six months ended June 30, 2021 and 2020, respectively. Cash payments of $84,919 and $66,721 were made for leasehold improvement, furniture and equipment purchases during the six months ended June 30, 2021 and 2020, respectively. We received lease incentive payments from our landlord of $33,910 during the six months ended June 30, 2020, there were no such incentive payments in the comparable 2021 period.

Financing activities provided $70,017 and $226,818 in cash during the six months ended June 30, 2021 and 2020, respectively. During the six months ended June 30, 2021, we received $99,750 in proceeds and repaid $7,250 in principal on notes payable to related parties, we received $17,500 in cash from sales of common stock and repaid $10,070 on notes payable. During the six months ended June 30, 2020, we received $131,770 in proceeds and repaid $5,467 in principal on notes payable to related parties, $105,100 in proceeds from US government stimulus loans and repaid $4,585 on notes payable.

At June 30, 2021, the Company had a working capital deficit of $1,058,836, as compared to $905,998 at December 31, 2020.

Item 2.	Other Information

None

Item 3.	Financial Statements

FAST CASUAL CONCEPTS, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
ASSETS

Current Assets:
Cash	$582	$—
Accounts receivable	5,712	—
Prepaid expenses	147	20,786
Inventory	22,674	30,422
Total Current Assets	29,115	51,208

Other Non-Current Assets:
Property and equipment, net	794,832	833,559
Right of use asset – operating lease	398,700	439,231
Other assets	13,067	11,780
Total Assets	$1,235,714	$1,335,778

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Cash overdraft	$—	$22,675
Accounts payable and accrued expenses	237,211	179,377
Operating lease liabilities	102,262	97,238
Notes payable, current portion	26,805	19,926
Notes payable, related party, current portion	721,673	637,990
Total Current Liabilities	1,087,951	957,206

Long-Term Liabilities:
Operating lease liabilities	353,802	406,296
Notes payable, related parties	382,923	330,031
Notes payable	116,460	196,332
Total Liabilities	1,941,136	1,889,865

Stockholders' Deficit:
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 103,423,500 and 103,248,500 shares issued and outstanding, respectively	103,424	103,249
Additional paid-in capital	191,238	173,913
Accumulated deficit	(1,000,084)	(831,249)
Total stockholders’ deficit	(705,422)	(554,087)

Total Liabilities and Stockholders' Deficit	$1,235,714	$1,335,778

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2021	2020
REVENUES
Food and beverage sales	$730,944	$412,336
Total Revenues	730,944	412,336

COSTS AND EXPENSES
Cost of sales	366,988	198,266
Facility expenses	58,163	31,590
Compensation expense	238,771	163,440
General and administrative	150,645	157,882
Depreciation and amortization	123,646	48,781
Total Costs and Expenses	938,213	599,959

Loss From Operations	(207,219)	(187,623)

OTHER INCOME (EXPENSES)
Payroll Protection Plan loan forgiveness	64,600	—
COVID-19 Hospitality Recovery Program grant income	20,000	—
Other income	3,951	10,000
Interest expense, net	(50,167)	(7,400)
Total Other Expense	38,384	2,600

Loss before income taxes	(168,835)	(185,023)
Provision for income taxes	—	—
Net loss	$(168,835)	$(185,023)

Basic loss per common share	$(0.00)	$(0.00)

Basic weighted average common shares outstanding	103,405,572	100,000,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2019	10,000,000	$10,000	$—	$(319,669)	$(309,669)

Forward split, 10-for-1	90,000,000	90,000	(90,000)	—	—

Net loss for the six months ended June 30, 2020	—	—	—	(185,023)	(185,023)

Balance, June 30, 2020	100,000,000	$100,000	$(90,000)	$(504,692)	$(494,692)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2020	103,248,500	$103,249	$173,913	$(831,249)	$(554,087)

Common stock issued for cash	175,000	175	17,325	—	17,500

Net loss for the six months ended June 30, 2021	—	—	—	(168.835)	(168.835)

Balance, June 30, 2021	103,423,500	$103,424	$191,238	$(1,000,084)	$(705,422)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2021	2020

Cash flows from operating activities:
Net loss	$(168,835)	$(185,023)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Depreciation and amortization expense	123,646	48,781
Amortization of leased assets	40,531	—
Payroll Protection Plan loan forgiveness	(64,600)	—
Changes in operating assets and liabilities:
Decrease (increase) in inventory	7,748	(13,855)
Decrease (increase) in accounts receivable	1,526	(3,680)
Decrease in leased assets	—	35,016
Decrease (increase) in other assets	19,352	(4,975)
Increase (decrease) in accounts payable and accrued expenses	103,586	(6,721)
Decrease in lease liabilities	(47,470)	(60,850)
Net cash provided by (used in) operating activities	15,484	(191,307)

Cash flows from investing activities:
Cash received from leasehold improvements	—	33,910
Purchase pf property and equipment	(84,919)	(66,721)
Net cash used in financing activities	(84,919)	(32,811)

Cash flows from financing activities:
Cash overdraft	(29,913)	—
Common stock issued for cash	17,500	—
Proceeds from the issuance of notes payable, related party	99,750	131,770
Proceeds from stimulus loans	—	105,100
Payments on notes payable, related party	(7,250)	(5,467)
Payments on notes payable	(10,070)	(4,585)
Net cash provided by financing activities	70,017	226,818

Net change in cash	582	2,700
Cash, beginning of period	—	2,165

Cash, end of period	$582	$4,865

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$49,744	$7,233
Cash paid for taxes	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Accrued interest added to principal balance	$45,752	$—
Right of use assets acquired through operating lease	$—	$473,231
Property and equipment acquired with note payable, related or accounts payable	$—	$113,624
Notes payable issued for accounts payable	$—	$24,222

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Fast Casual Concepts, Inc. (“Fast Casual”, or the “Company”) and its wholly owned subsidiary, Fast Casual Concepts Franchising LLC (“Concepts”). Fast Casual was originally incorporated on March 23, 2019, under the laws of the State of Pennsylvania (PA). On April 13, 2020, the Company re-domiciled in the state of Wyoming, increasing its authorized number common shares available to be issued to 750,000,000 and effectuating a 10-for-1 forward-split of its common stock. Concepts was incorporated on February 24, 2021, under the lawes of the state of Wyoming.

Fast Casual was incorporated to develop, build, operate and franchise casual eating establishments under brand names such as The Holy Cow Burgers and Ice Cream (“Holy Cow”), Independent Taco and Third Eye Pies. Fast Casual has four open stores, the Holy Cow, in Slippery Rock, PA, the Third Eye Pies in Butler, PA and an Independent Taco and a Third Eye Pies both in Mercer, PA. Additionally, the Company currently has one store under construction, a Third Eye Pies in Washington, PA. Concepts was incorporated to pursue future franchising opportunities for the Fast Casual brands.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim consolidated financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim consolidated financial statements be read in conjunction with Fast Casual's most recent audited financial statements as of December 31, 2020. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

Recent Accounting Pronouncements

Fast Casual has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

Basic and Diluted Loss Per Share

Fast Casual presents both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The calculation of basic and diluted net loss per share for the periods presented are as follows:

	For the Six Months Ended June 30,
	2021	2020
Basic Loss Per Share:
Numerator:
Net loss	$(168,835)	$(185,023)
Denominator:
Weighted-average common shares outstanding	103,405,572	100,000,000
Basic net loss per share	$(0.00)	$(0.00)

NOTE 2 - RELATED PARTY TRANSACTIONS

Notes Payable

On September 9, 2019, an entity owned and operated by an officer and director of Fast Casual entered into a note payable to memorialize their payment on behalf of the Company of leasehold improvements totaling $73,724. The note was unsecured, did not accrue interest and was paid in full during the year ended December 31, 2020.

On December 1, 2019, an entity owned and operated by an officer and director of Fast Casual entered into a note payable for cash funding of $100,000. The note was unsecured, accrued interest at the rate of 39.1% annually and was due in weekly payments of $2,360 until repaid in full during the year ended December 31, 2020.

On December 31, 2019, an entity owned and operated by an officer and director of Fast Casual entered into a note payable to memorialize repayment of cash funding and expenses paid on behalf of the Company totaling $335,574, due December 31, 2021. During the year ended December 31, 2020, the holder of the note advanced an additional $149,049 in principal and recognized $43,367 in accrued interest, or a total of $527,990. To memorialize the additional funding and accrued interest, on December 31, 2020, Fast Casual entered into a new unsecured note in the amount of $527,990, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2021.

During the six months ended June 30, 2021, Fast Casual received additional funding of $27,600 and capitalized accrued interest of $26,733. The balance of the note was $582,323 and $527,990 at June 30, 2021 and December 31, 2020, respectively.

On December 31, 2019, an entity owned and operated by an officer and director of Fast Casual entered into a note payable to memorialize repayment of cash funding and expenses paid on behalf of the Company totaling $94,120, due December 31, 2021. During the year ended December 31, 2020, holders of the note advanced an additional $218,131 in principal and recognized $17,780 in accrued interest, or a total of $330,031. To memorialize the additional funding and accrued interest, on December 31, 2020, Fast Casual entered a new unsecured note in the amount of $330,031, accruing interest at the rate of 0.8% monthly and due in full on December 31, 2021. The balance of the note was $330,031 and $94,120 at December 31, 2020 and 2019, respectively.

During the six months ended June 30, 2021, Fast Casual received additional funding of $35,550 and capitalized accrued interest of $17,339. The balance of the note was $382,923 and $330,031 at June 30, 2021 and December 31, 2020, respectively.

On December 31, 2020, an entity owned and operated by an officer and director of Fast Casual entered into a note payable for cash funding of $110,000. The note is unsecured, does not accrue interest and is due in full on December 31, 2021. During the six months ended June 30, 2021, Fast Casual received additional funding of $36,600 and repaid $7,250. The balance of the note was $139,350 and $110,000 at June 30, 2021 and December 31, 2020, respectively.

Fast Casual’s notes payable to related parties consist of the following at:

	June 30, 2021	December 31, 2020
Note payable, interest at 0.8% monthly, unsecured, due December 31, 2021	$582,323	$527,990
Note payable, interest at 0.8% monthly, unsecured, due December 31, 2022	382,923	330,031
Note payable, no interest, unsecured, due December 31, 2021	139,350	110,000
Total:	1,104,596	968,021
Less: current portion	$(721,673)	$(637,990)
Long-term notes payable	$382,923	$330,031

Lease

During April 2019, Fast Casual and an entity owned and operated by an officer and director of Fast Casual, entered into a ten year lease for a restaurant space in Slippery Rock, PA, ending April 30, 2029. The base rent of the lease is $1,350 per month and Fast Casual is responsible for all operating expenses for the property throughout the term of the lease.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are carried at cost, less accumulated depreciation and includes expenditures that substantially increase the useful lives of existing assets. Maintenance and repairs are charged to current operations as incurred. Upon sale, retirement, or other disposition of these assets, the costs and related accumulated depreciation are removed from the respective accounts, and any gain or loss on the disposition is included in other income.

Depreciation expense is computed using the straight-line method over the following estimated useful lives:

Description	Useful Life
Leasehold improvements	Lesser of the expected lease term or useful life
Furniture and store equipment	5 to 7 years
Computer software	3 to 5 years

Property and equipment, net consisted of the following:

	June 30, 2021	December 31, 2020
Construction in-process	$53,760	$47,148
Furniture and store equipment	216,919	210,352
Capitalized software	9,357	9,357
Leasehold improvements	742,972	671,568
Total:	1,023,008	938,425
Less: accumulated depreciation	(228,176)	(104,866)
Property and equipment, net	$794,832	$833,559

Depreciation and amortization expense was $123,646 and $48,781 during the periods ended June 30, 2021 and 2020, respectively.

NOTE 4 - STOCKHOLDERS’ DEFICIT

During the six months ended June 30, 2021, Fast Casual issued 175,000 shares of its common stock for cash of $17,500, or $0.10 per share.

NOTE 5 - LEASES

Fast Casual leases restaurant space under leases having remaining lease terms of up to ten years. Fast Casual has included the initial lease term in the cases where there are options to extend as it has determined that it is not reasonably certain that Fast Casual would exercise those options. Leases are classified as either finance or operating at inception of the lease, with classification affecting the pattern of expense recognition in the income statement. Operating leases result in the recognition of right-of-use lease assets and lease liabilities on the balance sheet. Right-of-use lease assets represent the Fast Casual's right to use the leased asset for the lease term and lease liabilities represent the obligation to make lease payments. The liability is calculated as the present value of the remaining minimum rental payments for existing operating leases using either the rate implicit in the lease or, if none exists, Fast Casual's incremental borrowing rate of 6.99%.

During April 2019, Fast Casual and an entity owned and operated by an officer and director of Fast Casual, entered into a ten year lease for a restaurant space in Slippery Rock, PA, ending April 30, 2029. The base rent of the lease is $1,350 per month and Fast Casual is responsible for all operating expenses for the property throughout the term of the lease.

During April 2019, Fast Casual entered into a lease for an Independent Taco restaurant space in Mercer, PA. The lease has an initial term of five years beginning on the date of the store opening, with an option to extend for another five years. The lease also provides Fast Casual access to the space prior to the lease term as well as tenant improvement allowances to complete the space prior to opening. As such, the lease was deemed to have commenced upon transfer of control of the space to Fast Casual on September 9, 2019 and the related leasehold improvement allowance was included in the fixed lease payments as a reduction when measuring the lease liability at that date.

During April 2019, Fast Casual entered into a lease for a Third Eye Pies restaurant space in Mercer, PA. The lease has an initial term of five years beginning on the date of the store opening, with an option to extend for another five years. The lease also provides Fast Casual access to the space prior to the lease term as well as tenant improvement allowances to complete the space prior to opening. As such, the lease was deemed to have commenced upon transfer of control of the space to Fast Casual on September 9, 2019 and the related leasehold improvement allowance was included in the fixed lease payments as a reduction when measuring the lease liability at that date.

During October 2020, due to the COVID-19 pandemic, Fast Casual was granted six month rent escalation freezes for the months of August 2020 through January 2021 on the two above mentioned Mercer, PA location leases. The rent concessions result in the total payments required by the modified contract being $8,478 less than total payments required by the original contract, which are being amortized ratably to facility expense over the remaining terms of the leases.

During September 2019, Fast Casual entered into a lease for a Third Eye Pies restaurant space in Butler, PA. The lease has an initial term of five years beginning on the date of the store opening, with an option to extend for another five years. The lease also provides Fast Casual access to the space prior to the lease term as well as tenant improvement allowances to complete the space prior to opening. As such, the lease was deemed to have commenced upon transfer of control of the space to Fast Casual in January 2020.

During May 2020, Fast Casual entered into a lease for a Third Eye Pies restaurant space in Washington, PA. The lease had an initial term of ten years beginning on the date of the store opening, with an option to extend for another five years. During February 2021, prior to store opening, Fast Casual entered into a Lease Termination Agreement (Termination Agreement). The Termination Agreement provided for a new lease, at a different location, with a new landlord, an affiliate of the former landlord, for a replacement space. As part of the Termination Agreement, the former landlord agreed to pay a termination fee of $84,600, which was recognized as other income during the six months ended June 30, 2021.

During February 2021, the Company terminated its lease for a Third Eye Pies restaurant space in Washington, PA in exchange for a termination payment of $84,600 and entered into a new lease for space in Washington, PA, for two storefronts that will house a Third Eye Pies and Independent Taco. The lease has an initial monthly payment of $7,287, including insurance and taxes, and a term of ten years beginning on the date of the store opening, with an option to extend for another five years, which has not happened as of June 30, 2021. The lease also provides Fast Casual a $25,720 tenant improvement allowance and access to the space prior to the lease to complete the space prior to opening. As such, the lease will be deemed to have commenced upon transfer of control of the space to Fast Casual.

During the periods ended June 30, 2021 and December 31, 2020, Fast Casual recorded $0 and $127,428, respectively, in right-to-use lease assets and lease liabilities related to the above described leases. During the six months ended June 30, 2021 and 2020, Fast Casual recognized $58,163 and $29,794 in facility expenses from amortization of leased assets and interest on lease liabilities, respectively.

The following table details the operating lease balances included in the accompanying balance sheets as of:

	June 30, 2021	December 31, 2019
Right of use asset – operating lease	$398,700	$439,231
Operating lease liabilities – current	$102,262	$97,238
Operating lease liabilities – long-term	$353,802	$406,296

NOTE 6 - NOTES PAYABLE

Equipment Financing

During October 2019, Fast Casual entered into a note payable for equipment totaling $129,797. The note is secured by the underlying equipment, bears interest at 6.99% per annum and is due in monthly installments of principal and interest through September 2025. The balance of the note was $120,931 and $111,158 as of June 30, 2020 and December 31, 2020, respectively.

Coronavirus Aid, Relief and Economic Security Act (“CARES Act”)

During April 2020, the Company received loan proceeds of $64,600 under the Paycheck Protection Program (“PPP”).  The PPP, established as part of the CARES Act, provides for loans to qualifying businesses to be used for eligible purposes, including payroll, benefits, rent and utilities. The PPP loan, if not forgiven, is to be repaid over two years at an annual interest rate of 1%, with a deferral of payments for the first six months. The PPP loan is eligible for forgiveness if utilized in accordance with the above requirements, subject to limitations. The balance of the PPP loan is $0 and $64,600 as of June 30, 2021 and December 31, 2020, respectively, and was forgiven in January 2021, resulting in the recognition of a $64,600 in PPP loan forgiveness during the six months ended June 30, 2021.

During June 2020, the Company received $10,000 as an Economic Injury Disaster Loan Advance (“EIDLA”) and $40,500 as an Economic Injury Disaster Loan (“EIDL”) under the CARES Act. The EIDL accrues interest at 3.75% per annum, monthly payments are deferred one year, then due over 30 years and proceeds must be utilized for working capital and normal operating expense and the Company intends to use the proceeds for purposes consistent with the EIDL. The EIDLA does not have to be repaid, as such, the Company recognized a gain on EIDLA of $10,000 during the six months ended June 30, 2020. However, the amount of the EIDLA is required to be deducted from the total amount allowed to be forgiven under the above described PPP loan. The balance of the EIDL, including accrued interest, was $42,177 and $40,500 at June 30, 2021 and 2020, respectively.

Fast Casual’s notes payable consist of the following:

	June 30, 2021	December 31, 2020
Equipment financing, interest at 6.99% per annum, secured by equipment, due in monthly installments through September 2025	$101,088	$111,158
PPP Loan, interest at 1% per annum, due in monthly payments beginning 2021	—	64,600
EIDL, interest at 3.75% per annum, due in monthly payments beginning 2021	42,177	40,500
Total:	143,265	216,258
Less: current portion	(26,805)	(19,926)
Long-term debt, net	$116,460	$196,332

NOTE 7 - GOING CONCERN

Fast Casual's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Fast Casual has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the Fast Casual's ability to continue as a going concern are as follows:

Fast Casual opened its first restaurant in 2019, opened two more in January 2020, one restaurant in December 2020 and plans to open a fifth and sixth restaurant by the end of 2021. Fast Casual has raised $319,851 during the year ended December 31, 2020 and is seeking to raise up to $5,000,000 total through private placements of its common stock. Funds received from the issuance of debt and equity is being used to expand brand identity through location expansion, identify new revenue sources and upgrade internal reporting systems to assist in identifying cost reduction opportunities to achieve profitability.  The continuation of Fast Casual as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If Fast Casual is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Fast Casual will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of Fast Casual to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 1, 2021.

FAST CASUAL CONCEPTS INC

By:	/s/ George Athanasiadis
Name:	George Athanasiadis
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on October 28, 2020.

/s/ George Athanasiadis

Name: George Athanasiadis

President, Chief Executive Officer and Director

(Principal Executive Officer)

/s/ Tim Seivers

Name: Tim Seivers

Chief Operating Officer